SECURITIES AND EXCHANGE COMMISSION
                        Washington D.C.  20549

                             SCHEDULE 13G
                           Amendment No. 2


              Under the Securities Exchange Act of 1934


            FIDELITY NATIONAL INFORMATION SOLUTIONS, INC.
                           (Name of Issuer)


                    Common Stock, $.001 Par Value
                    (Title of Class of Securities)


                              928365204
                            (CUSIP Number)




       Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

       [    ] Rule 13d-1(b)

       [   ] Rule 13d-1(c)

       [ X ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of this section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928365204


1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       C. G. GREFENSTETTE, TRUSTEE FOR VARIOUS TRUSTS
       I.D. ####-##-####

2      Check the Appropriate Box if Member of a Group        (a)  [
X  ]
                                          (b)  [       ]

3      SEC Use Only

4      Citizenship or Place of Organization
       U.S.


Number of      5      Sole Voting Power
Shares
Beneficially
Owned by       6      Shared Voting Power
Each                  324,678 (See Item(4)(a))
Reporting
Person                7       Sole Dispositive Power
With

        8      Shared Dispositive Power
               324,678 (See Item (4)(a))


9      Aggregate Amount Beneficially Owned by Each Reporting Person
       324,678

10     Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares

11     Percent of Class Represented by Amount in Row (9)
       1.35%

12     Type of Reporting Person
       IN

CUSIP NO. 928365204


1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       THOMAS G. BIGLEY, TRUSTEE FOR VARIOUS TRUSTS
       I.D. #

2      Check the Appropriate Box if Member of a Group        (a)  [
X  ]
                                          (b)  [       ]

3      SEC Use Only

4      Citizenship or Place of Organization
       U.S.


Number of      5      Sole Voting Power
Shares
Beneficially
Owned by       6      Shared Voting Power
Each                  69,612 (See Item(4)(a))
Reporting
Person                7       Sole Dispositive Power
With

        8      Shared Dispositive Power
               69,612 (See Item (4)(a))


9      Aggregate Amount Beneficially Owned by Each Reporting Person
       69,612

10     Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares

11     Percent of Class Represented by Amount in Row (9)
       .29%

12     Type of Reporting Person
       IN

CUSIP NO. 928365204


1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       HENRY L. HILLMAN AS A TRUSTEE
       I.D. ####-##-####

2      Check the Appropriate Box if Member of a Group        (a)  [
X  ]
                                          (b)  [       ]

3      SEC Use Only

4      Citizenship or Place of Organization
       U.S.


Number of      5      Sole Voting Power
Shares
Beneficially
Owned by       6      Shared Voting Power
Each                  255,066 (See Item(4)(a))
Reporting
Person                7       Sole Dispositive Power
With

        8      Shared Dispositive Power
               255,066 (See Item (4)(a))


9      Aggregate Amount Beneficially Owned by Each Reporting Person
       255,066

10     Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares

11     Percent of Class Represented by Amount in Row (9)
       1.06%

12     Type of Reporting Person
       IN

CUSIP NO. 928365204


1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       ELSIE HILLIARD HILLMAN AS A TRUSTEE
       I.D. ####-##-####

2      Check the Appropriate Box if Member of a Group        (a)  [
X  ]
                                          (b)  [       ]

3      SEC Use Only

4      Citizenship or Place of Organization
       U.S.


Number of      5      Sole Voting Power
Shares
Beneficially
Owned by       6      Shared Voting Power
Each                  255,066 (See Item(4)(a))
Reporting
Person                7       Sole Dispositive Power
With

        8      Shared Dispositive Power
               255,066 (See Item (4)(a))


9      Aggregate Amount Beneficially Owned by Each Reporting Person
       255,066

10     Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares

11     Percent of Class Represented by Amount in Row (9)
       1.06%

12     Type of Reporting Person
       IN

CUSIP NO. 928365204


1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       C. G. GREFENSTETTE AND THOMAS G. BIGLEY, TRUSTEES
       U/A/T DATED 12/30/76 FOR THE CHILDREN OF JULIET LEA
       HILLMAN SIMONDS              I.D.# 25-6193084

2      Check the Appropriate Box if Member of a Group        (a)  [
X  ]
                                          (b)  [       ]

3      SEC Use Only

4      Citizenship or Place of Organization
       Pennsylvania


Number of      5      Sole Voting Power
Shares                 17,403
Beneficially
Owned by       6      Shared Voting Power
Each
Reporting
Person                7       Sole Dispositive Power
With           17,403

        8      Shared Dispositive Power



9      Aggregate Amount Beneficially Owned by Each Reporting Person
       17,403

10     Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

11     Percent of Class Represented by Amount in Row (11)
       .07%

12     Type of Reporting Person
       OO

CUSIP NO. 928365204


1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       C. G. GREFENSTETTE AND THOMAS G. BIGLEY, TRUSTEES
       U/A/T DATED 12/30/76 FOR THE CHILDREN OF AUDREY
       HILLMAN FISHER              I.D.# 25-6193085

2      Check the Appropriate Box if Member of a Group        (a)  [
X  ]
                                          (b)  [       ]

3      SEC Use Only

4      Citizenship or Place of Organization
       Pennsylvania


Number of      5      Sole Voting Power
Shares                 17,403
Beneficially
Owned by       6      Shared Voting Power
Each
Reporting
Person                7       Sole Dispositive Power
With           17,403

        8      Shared Dispositive Power



9      Aggregate Amount Beneficially Owned by Each Reporting Person
       17,403

10     Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

11     Percent of Class Represented by Amount in Row (11)
       .07%

12     Type of Reporting Person
       OO

CUSIP NO. 928365204


1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       C. G. GREFENSTETTE AND THOMAS G. BIGLEY, TRUSTEES
       U/A/T DATED 12/30/76 FOR THE CHILDREN OF HENRY LEA
       HILLMAN, JR.              I.D.# 25-6193086

2      Check the Appropriate Box if Member of a Group        (a)  [
X  ]
                                          (b)  [       ]

3      SEC Use Only

4      Citizenship or Place of Organization
       Pennsylvania


Number of      5      Sole Voting Power
Shares                 17,403
Beneficially
Owned by       6      Shared Voting Power
Each
Reporting
Person                7       Sole Dispositive Power
With           17,403

        8      Shared Dispositive Power



9      Aggregate Amount Beneficially Owned by Each Reporting Person
       17,403

10     Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

11     Percent of Class Represented by Amount in Row (11)
       .07%

12     Type of Reporting Person
       OO

CUSIP NO. 928365204


1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       C. G. GREFENSTETTE AND THOMAS G. BIGLEY, TRUSTEES
       U/A/T DATED 12/30/76 FOR THE CHILDREN OF WILLIAM
       TALBOTT HILLMAN               I.D.# 25-6193087

2      Check the Appropriate Box if Member of a Group        (a)  [
X  ]
                                          (b)  [       ]

3      SEC Use Only

4      Citizenship or Place of Organization
       Pennsylvania


Number of      5      Sole Voting Power
Shares                 17,403
Beneficially
Owned by       6      Shared Voting Power
Each
Reporting
Person                7       Sole Dispositive Power
With           17,403

        8      Shared Dispositive Power



9      Aggregate Amount Beneficially Owned by Each Reporting Person
       17,403

10     Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

11     Percent of Class Represented by Amount in Row (11)
       .07%

12     Type of Reporting Person
       OO

CUSIP NO. 928365204


1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       HENRY L. HILLMAN, ELSIE HILLIARD HILLMAN AND
       C. G. GREFENSTETTE, TRUSTEES OF THE HENRY L. HILLMAN
       TRUST U/A DATED NOVEMBER 18, 1985           I.D.# 18-2145466

2      Check the Appropriate Box if Member of a Group        (a)  [
X  ]
                                          (b)  [       ]

3      SEC Use Only

4      Citizenship or Place of Organization
       Pennsylvania


Number of      5      Sole Voting Power
Shares                 52,143
Beneficially
Owned by       6      Shared Voting Power
Each                  202,923 (See Item(4)(a))
Reporting
Person                7       Sole Dispositive Power
With           52,143

        8      Shared Dispositive Power
               202,923 (See Item (4)(a))


9      Aggregate Amount Beneficially Owned by Each Reporting Person
       255,066

10     Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

11     Percent of Class Represented by Amount in Row (11)
       1.06%

12     Type of Reporting Person
       OO

CUSIP NO.  928365204


1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       THE HILLMAN COMPANY           I.D.# 25-1011286

2      Check the Appropriate Box if Member of a Group        (a)  [
X  ]
                                          (b)  [       ]

3      SEC Use Only

4      Citizenship or Place of Organization
       Pennsylvania


Number of      5      Sole Voting Power
Shares
Beneficially
Owned by       6      Shared Voting Power
Each                  202,923 (See Item(4)(a))
Reporting
Person                7       Sole Dispositive Power
With

        8      Shared Dispositive Power
               202,923 (See Item (4)(a))


9      Aggregate Amount Beneficially Owned by Each Reporting Person
       202,923

10     Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

11     Percent of Class Represented by Amount in Row (11)
       .84%

12     Type of Reporting Person
       CO

CUSIP NO.  928365204


1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       WILMINGTON INVESTMENTS, INC.          I.D.# 51-0344688

2      Check the Appropriate Box if Member of a Group        (a)  [
X  ]
                                          (b)  [       ]

3      SEC Use Only

4      Citizenship or Place of Organization
       Delaware


Number of      5      Sole Voting Power
Shares
Beneficially
Owned by       6      Shared Voting Power
Each                  202,923 (See Item(4)(a))
Reporting
Person                7       Sole Dispositive Power
With

        8      Shared Dispositive Power
               202,923 (See Item (4)(a))


9      Aggregate Amount Beneficially Owned by Each Reporting Person
       202,923

10     Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

11     Percent of Class Represented by Amount in Row (11)
       .84%

12     Type of Reporting Person
       CO

CUSIP NO.  928365204


1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       WILMINGTON EQUITIES, INC.             I.D.# 51-0411204

2      Check the Appropriate Box if Member of a Group        (a)  [
X  ]
                                          (b)  [       ]

3      SEC Use Only

4      Citizenship or Place of Organization
       Delaware


Number of      5      Sole Voting Power
Shares
Beneficially
Owned by       6      Shared Voting Power
Each                  202,923 (See Item(4)(a))
Reporting
Person                7       Sole Dispositive Power
With

        8      Shared Dispositive Power
               202,923 (See Item (4)(a))


9      Aggregate Amount Beneficially Owned by Each Reporting Person
       202,923

10     Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

11     Percent of Class Represented by Amount in Row (11)
       .84%

12     Type of Reporting Person
       CO

CUSIP NO.  928365204


1      Name of Reporting Person S.S. or I.R.S. Identification No. of
above Person

       HCC INVESTMENTS, INC.                 I.D.# 51-0259668

2      Check the Appropriate Box if Member of a Group        (a)  [
X  ]
                                          (b)  [       ]

3      SEC Use Only

4      Citizenship or Place of Organization
       Delaware


Number of      5      Sole Voting Power
Shares                        202,923
Beneficially
Owned by       6      Shared Voting Power
Each                  (See Item(4)(a))
Reporting
Person                7       Sole Dispositive Power
With                  202,923

        8      Shared Dispositive Power
               (See Item (4)(a))


9      Aggregate Amount Beneficially Owned by Each Reporting Person
       202,923

10     Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares

11     Percent of Class Represented by Amount in Row (11)
       .84%

12     Type of Reporting Person
       CO

Item 1(a)  Name of Issuer

           Fidelity National Information Solutions, Inc.

Item 1(b)  Address of Issuer's Principal Executive Office:

           5060 Shoreham Place, Suite 300
           San Diego, California 92122

Item 2(a)  Name of Person Filing:

           (i) HCC Investments, Inc., a wholly-owned subsidiary of Wilmington
                    Equities, Inc.

           (ii) Wilmington Equities, Inc., a wholly-owned subsidiary of Wilmington
                    Investments, Inc.

           (iii) Wilmington Investments, Inc., a wholly-owned subsidiary of The
                    Hillman Company.

           (iv) The Hillman Company, a corporation controlled by the HLH Trust.

           (v)     Henry L. Hillman, Elsie Hilliard Hillman and C.
G. Grefenstette,
                    Trustees of the Henry L. Hillman Trust U/A dated
November 18,
                    1985 (the "HLH Trust").

           (vi)   C. G. Grefenstette and Thomas G. Bigley, Trustees
Under
                    Agreement of Trust dated 12/30/76 for the Children of
                    Juliet Lea Hillman Simonds (the "1976 JLHS Trust").

           (vii)   C. G. Grefenstette and Thomas G. Bigley, Trustees
Under
                     Agreement of Trust dated 12/30/76 for the Children of
                     Audrey Hillman Fisher (the "1976 AHF Trust").

           (viii)  C. G. Grefenstette and Thomas G. Bigley, Trustees
Under
                     Agreement of Trust dated 12/30/76 for the Children of
                     Henry Lea Hillman, Jr. (the "1976 HLH Trust")

           (ix)    C. G. Grefenstette and Thomas G. Bigley, Trustees
Under
                     Agreement of Trust dated 12/30/76 for the Children of
                     William Talbott Hillman (the "1976 WTH Trust").

           (x)      Elsie Hilliard Hillman

           (xi)   Henry L. Hillman

           (xii)  Thomas G. Bigley

           (xiii) C. G. Grefenstette

Item 2(b)  Address of the Principal Business Office:

           HCC Investments, Inc., Wilmington Equities, Inc. and
Wilmington
           Investments, Inc.
           824 Market Street, Suite 900
           Wilmington, Delaware 19801

           The Hillman Company, the HLH Trust, the 1976 JLHS Trust, the 1976 AHF Trust, the 1976 HLH Trust,
           and the 1976 WTH Trust
           1800 Grant Building
           Pittsburgh, Pennsylvania 15219

           Thomas G. Bigley
           One Oxford Centre, 28th Floor
           Pittsburgh, Pennsylvania 15219

           Elsie Hilliard Hillman, Henry L. Hillman and C. G.
Grefenstette
           2000 Grant Building
           Pittsburgh, Pennsylvania 15219

Item 2(c)  Citizenship:

           HCC Investments, Inc., Wilmington Equities, Inc. and
Wilmington Investments, Inc.
                   are Delaware corporations.

           The Hillman Company is a Pennsylvania corporation.

           The HLH Trust, the 1976 JLHS Trust, the 1976 AHF Trust,
                    the 1976 HLH Trust, the 1976 WTH Trust are
Pennsylvania
                    trusts.

           C. G. Grefenstette, Henry L. Hillman, Elsie Hilliard
Hillman,
                    and Thomas G. Bigley are U.S. citizens.

Item 2(d)  Title of Class of Securities:

           Common Stock, $.001 Par Value

Item 2(e)  CUSIP Number

           928365204

Item 3     Not Applicable

Item 4     Ownership:

           (a)   Amount Beneficially Owned:

                 On December 13, 1999, 10,720 shares of Series A-1 Preferred Stock were acquired from the Issuer. On July 31, 2001, the Series A-1 Preferred Stock was converted into 121,818.177792 shares of Common Stock as a result of a merger. Also on July 31, 2001 a 1 for 7 reverse split occurred decreasing the number of shares of Common Stock held to 17,403. 17,403 shares of Common Stock are owned of record and beneficially by C. G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated December 30, 1976 for the Children of Juliet Lea Hillman Simonds (together with the three trusts of even date named below, the "1976 Trusts"), a Pennsylvania irrevocable trust. C. G. Grefenstette shares power to vote or to direct the vote and shares power to dispose or to direct the disposition of the shares of stock owned by the 1976 Trusts, the HLH Trust and HCC Investments, Inc.

                 On December 13, 1999, 10,720 shares of Series A-1 Preferred Stock were acquired from the Issuer. On July 31, 2001, the Series A-1 Preferred Stock was converted into 121,818.177792 shares of Common
                 Stock as a result of a merger. Also on July 31, 2001 a 1 for 7 reverse split occurred decreasing the number of shares of Common Stock held to 17,403. 17,403 shares of Common Stock are owned of record and beneficially by C. G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated December 30, 1976 for the Children of Audrey Hillman Fisher, a Pennsylvania irrevocable trust. C. G. Grefenstette shares power to vote or to direct the vote and shares power to dispose or to direct the disposition of the shares of stock owned by the 1976 Trusts, the HLH Trust and HCC Investments, Inc.

                 On December 13, 1999, 10,720 shares of Series A-1 Preferred Stock were acquired from the Issuer. On July 31, 2001, the Series A-1 Preferred Stock was converted into 121,818.177792 shares of Common Stock as a result of a merger. Also on July 31, 2001 a 1 for 7 reverse split occurred decreasing the number of shares of Common Stock held to 17,403. 17,403 shares of Common Stock are owned of record and beneficially by C. G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated December 30, 1976 for the Children of Henry Lea Hillman, Jr., a Pennsylvania irrevocable trust. C. G. Grefenstette shares power to vote or to direct the vote and shares power to dispose or to direct the disposition of the shares of stock owned by the 1976 Trusts, the HLH Trust and HCC Investments, Inc.

                 On December 13, 1999, 10,720 shares of Series A-1 Preferred Stock were acquired from the Issuer. On July 31, 2001, the Series A-1 Preferred Stock was converted into 121,818.177792 shares of Common
                 Stock as a result of a merger.  Also on July 31,
                 2001 a 1 for 7 reverse split occurred decreasing
                 the number of shares of Common Stock held to
                 17,403. 17,403 shares of Common Stock are owned of record and beneficially by C. G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated December 30, 1976 for the Children of William Talbott Hillman, a Pennsylvania irrevocable trust. C. G. Grefenstette
                 shares   power to vote or to direct the vote and
                 shares power to dispose or to direct the disposition of the shares of stock owned by the 1976 Trusts, the HLH Trust and HCC Investments, Inc.


                 On December 13, 1999, 32,120 shares of Series A-1 Preferred Stock were acquired from the Issuer. On July 31, 2001, the Series A-1 Preferred Stock was converted into 364,999.98832 shares of Common Stock as a result of a merger. Also on July 31, 2001 a 1 for 7 reverse split occurred decreasing the number of shares of Common Stock held to 52,143. 52,143 shares of Common Stock are owned of record and beneficially by Henry L. Hillman, Elsie Hilliard Hillman and C. G. Grefenstette, Trustees of the Henry L. Hillman Trust U/A dated November 18, 1985, a Pennsylvania revocable trust. C. G. Grefenstette shares power to vote or to direct the vote and shares power to dispose or to direct the disposition of the shares of stock owned by the 1976 Trusts, the HLH Trust and HCC Investments, Inc. Henry L. Hillman shares power to vote or to direct the vote and shares power to dispose or to direct the disposition of the shares of stock owned by the the HLH Trust and HCC Investments, Inc. Elsie Hilliard Hillman shares power to vote or to direct the vote and shares power to dispose or to direct the disposition of the shares of stock owned by the the HLH Trust and HCC Investments, Inc

                 On December 13, 1999, 125,000 shares of Series A-1 Preferred Stock were acquired from the Issuer. On July 31, 2001, the Series A-1 Preferred Stock was converted into 1,420,545.5 shares of Common Stock as a result of a merger. Also on July 31, 2001 a 1 for 7 reverse split occurred decreasing the number of shares of Common Stock held to 202,923. 202,923 shares of Common Stock are owned of record and beneficially by HCC Investments, Inc., a wholly-owned subsidiary of Wilmington Equities, Inc. Wilmington Equities, Inc. is a wholly-owned subsidiary of Wilmington Investments, Inc. Wilmington Investments, Inc. is a wholly-owned subsidiary of The Hillman Company, which is controlled by the HLH Trust.


                 (b)      Percent of Class

            1.35%

           (c)   Number of Shares as to which such person has:

            (i)  sole power to vote or direct the vote




            (ii)   shared power to vote or to direct the vote


                        324,678

                      (See Item (4)(a))

            (iii)  sole power to dispose or to direct the
                   disposition of




            (iv) shared power to dispose or to direct the disposition of


                       324,678

                     (See Item (4)(a))

Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
Company:

           Not Applicable

Item 8     Identification and Classification of Members of the Group:

           See Item 4(a)

Item 9     Notice of Dissolution of Group:

           Not Applicable

Item 10    Certification:

           By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                      (Intentionally Left Blank)
                              SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       HCC INVESTMENTS, INC.

                                        /s/ Andrew H. McQuarrie
                    By _________________________________________
                          Andrew H. McQuarrie,  President



                    WILMINGTON EQUITIES, INC.

                                        /s/ Andrew H. McQuarrie
                    By _________________________________________
                          Andrew H. McQuarrie, President


                    WILMINGTON INVESTMENTS, INC.

                                        /s/ Andrew H. McQuarrie
                    By _________________________________________
                          Andrew H. McQuarrie, Vice President


                    THE HILLMAN COMPANY

                          /s/ Lawrence M. Wagner
                    By _________________________________________
                          Lawrence M. Wagner, President


                    HENRY L. HILLMAN, ELSIE HILLIARD
                    HILLMAN & C. G. GREFENSTETTE, TRUSTEES
                    OF THE HENRY L. HILLMAN TRUST
                    U/A DATED NOVEMBER 18, 1985

                          /s/ C. G. Grefenstette
                    _____________________________________________
                          C. G. Grefenstette, Trustee


                    C. G. GREFENSTETTE AND THOMAS G. BIGLEY
                    TRUSTEES UNDER AGREEMENTS OF TRUST
                    DATED 12/30/76 FOR THE CHILDREN OF
                    JULIET LEA HILLMAN SIMONDS, AUDREY
                    HILLIARD HILLMAN, HENRY LEA HILLMAN,
                    JR., AND WILLIAM TALBOTT HILLMAN


                          /s/ C. G. Grefenstette
                    ____________________________________________
                          C. G. Grefenstette, Trustee

                                        /s/ Thomas G. Bigley
                    ____________________________________________
                          Thomas G. Bigley, Trustee


                                        /s/ C. G. Grefenstette
                    ____________________________________________
                          C. G. Grefenstette

                                        /s/ Thomas G. Bigley
                    ____________________________________________
                          Thomas G. Bigley

                                        /s/ Henry L. Hillman
                    ____________________________________________
                          Henry L. Hillman

                                        /s/ Elsie Hilliard Hillman
                    ____________________________________________
                          Elsie Hilliard Hillman

    February 14, 2002
           Date